Fidelis Insurance Group Appoints Christine Dandridge and Matthew J. Adams to its Board of Directors
PEMBROKE, Bermuda, October 30, 2023 - Fidelis Insurance Holdings Limited ("Fidelis" or "the Company") (NYSE: FIHL) announced today that it has appointed Christine Dandridge and Matthew J. Adams to its Board of Directors, effective October 25, 2023.
"The Board of Directors of FIHL is pleased to announce its expansion following the Company’s initial public offering on June 28, 2023. Christine and Matt are professionals of the highest caliber in their respective fields, with decades of experience in the insurance industry. We are pleased to have the opportunity to benefit from their experience", said Helena Morrissey, Chair of the FIHL Board of Directors.
Fidelis Insurance Holdings Limited CEO, Dan Burrows, said "I am extremely pleased that Christine and Matt have agreed to join our Board. Christine’s vast underwriting and risk experience will provide great perspective to Fidelis. Matt’s substantial insurance and audit experience will be of substantial value to the Audit Committee and the Company as we progress through our first year as a public company and beyond. I look forward to working closely with both Christine and Matt.”
Following the appointments of Ms. Dandridge and Mr. Adams, the Fidelis Board of Directors consists of eleven directors.
About Christine Dandridge
Ms. Dandridge is a veteran of the specialty insurance market, with experience spanning more than four decades. Christine was one of the founding members of Atrium Underwriting. She served as active underwriter of Syndicate 609 from 1997 to 2007, was part on numerous Lloyd’s market committees and was a member of the Council of Lloyd’s from 2004 to 2007. Since then, she has held several non-executive directorships and currently serves as a non-executive director on the board of a number of insurance and risk management companies.
Christine began her career in 1978 as a broker at Stewart Wrightson, before joining the underwriting team at Posgate and Denby Syndicate in 1980 and becoming one of the first female underwriters at Lloyd’s. She graduated from University College, London with a BSc (Hon) in Anthropology and is an associate of the Chartered Insurance Institute.
Christine will serve on the Board’s Risk Committee.
About Matthew J. Adams
Mr. Adams built a long-standing practice with PricewaterhouseCoopers ("PwC"), largely concentrated in the insurance industry. Matt served as a lead account partner for PwC, auditing and advising many of PwC’s largest and most complex global insurance clients. From 2015-2021, he led PwC’s U.S. Insurance Practice and was a member of PwC’s global insurance practice leadership team. Matt retired from PwC in June 2023, following a 38-year career with the firm.
Matt’s leadership of PwC’s U.S. Insurance Practice has exposed him to many diverse aspects of the insurance sector, and he has significant experience managing the strategic, operational, profitability and human capital challenges of leading a large, quickly growing business. Matt has participated in numerous audit and other board committee meetings during his career, providing broad perspectives on board governance priorities.
Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

Matt earned a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania, and is a certified public accountant in New York.
Matt will serve on the Board’s Audit Committee.
About Fidelis
Fidelis Insurance Holdings Limited (NYSE: FIHL) is a global (re)insurance group, headquartered in Bermuda with offices in Ireland and the United Kingdom. Our business focuses on three pillars: Specialty, Bespoke, and Reinsurance. We manage volatility through our balanced and diversified portfolio. Our strong capital position provides us with the flexibility to engage in attractive underwriting opportunities.
Safe Harbor Regarding Forward-Looking Statements
This release contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "progress," "project," "expect," "strategy," "future," "beyond," "may," "should," "will," and the negative of these or similar terms and phrases. Examples of forward-looking statements include, among others, statements we make regarding: our strategy, including plans for growth, business expansion, the evaluation of future opportunities and market position; and strategy for risk management.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. These uncertainties and risks are described in the Company’s IPO prospectus dated June 28, 2023 filed with the Securities and Exchange Commission (“SEC”) on June 30, 2023, which investors should review together with our periodic reports filed with the SEC from time to time.
Investor Inquiries:
IR@fidelisinsurance.com
Media Inquiries:
fidelis@teneo.com

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